Schedule 13G                                                         Page 1 of 4

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                  QUOVADX, INC.
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                                (Name of Issuer)
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                                  COMMON STOCK
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                         (Title of Class of Securities)
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                                    74913K106
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                                 (CUSIP Number)
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                                DECEMBER 31, 2001
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                         Page 2 of 4


CUSIP No. 74913K106
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         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Lorine R. Sweeney
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         2.   Check the Appropriate Box if a Member of a Group
              (See Instructions)

              (a) [ ]

              (b) [ ]
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         3.   SEC Use Only

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         4.   Citizenship or Place of Organization  United States of America
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Number of          5.    Sole Voting Power      81,000
Shares             -------------------------------------------------------------
Beneficially       6.    Shared Voting Power   -0-
Owned by           -------------------------------------------------------------
Each               7.    Sole Dispositive Power      81,000
Reporting          -------------------------------------------------------------
Person With        8.    Shared Dispositive Power    -0-
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         9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,394,726*.
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         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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         11.  Percent of Class Represented by Amount in Row (9)       4.7%*

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         12.  Type of Reporting Person (See Instructions)

              IN
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Schedule 13G                                                         Page 3 of 4


ITEM 1.

         (a)      Quovadx, Inc.

         (b)      6400 S. Fiddler's Green Circle, Suite 1400, Englewood, CO
                  80111

ITEM 2.

         (a)      Lorine R. Sweeney

         (c) c/o Quovadx, Inc., 6400 S. Fiddler's Green Circle, Suite 1400, Englewood, CO 80111

         (b)      United States of America

         (c)      Common Stock

         (d)      74913K106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4. OWNERSHIP

         (a)      Amount beneficially owned: 1,394,726*

         (b)      Percent of class: 4.7%

         (c)      Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: 81,000 shares

                  (ii)     Shared power to vote or to direct the vote: -0-

                  (iii) Sole power to dispose or to direct the disposition of: 81,000 shares

                  (iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Schedule 13G                                                         Page 4 of 4


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.

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* Includes 1,313,726 shares which may be acquired within 60 days of December 31, 2001 upon exercise of options.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     February  13, 2002
                                             -----------------------------------
                                                          Date


                                                   /s/ Lorine R. Sweeney
                                             -----------------------------------
                                                        Signature


                                                      Lorine R. Sweeney
                                             -----------------------------------
                                                          Name